SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 29, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly-Held Company

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. (“Brasil Telecom Participações” or “Company”), based on art. 157 of Law 6,404/76, and CVM Instruction 358/02, further to the Material Facts disclosed today, and in view of the Notice of Cancellation of Brasil Telecom S.A.’s (“Brasil Telecom”) Extraordinary General Shareholders’ Meeting called for September 30, 2005, also disclosed by Brasil Telecom on this date, hereby discloses to the Company’s and Brasil Telecom’s Shareholders and to the market the following:

1. As previously informed, Brasil Telecom Participações submitted a request to the Judge of the 4th Federal Court of the Federal District in connection with Case No. 2005.34.00.017700 -4, having the Judge ruled in favor of assuring the conduction of the Meeting in question.

2. In the light of the “Notice of Cancellation” disclosed by Brasil Telecom, Brasil Telecom Participações filed another request to the same Judge, who decided along the following lines:

“Decision

Pages 1596/1601: the documents attached to pages 1610/1611, namely, the opinion rendered by Minister Benjamin Zymler and by the Attorney-General acting at the Federal Audit Court (“TCU”), Lucas Rocha Furtado, inform that TCU did not accept the Representation filed by Senator Leomar Quintanilha, contained in Official Letter 106/2005-CMA, wherein the said Senator suggested that the Special General Meeting of Brasil Telecom S.A. Shareholders, which had been called for tomorrow, September 30, should not be held.

As such, it seems to me that, in this summary fact-finding proceeding, that the grounds for the “Notice of Cancellation” lack plausibility (page 1614).

In view of the foregoing, I hereby grant the request as formulated, so as to ratify the appointment already granted in the decision on pages. 1586/1591, and at the same time I clarify that the “empowerment” include the use of police force, should this become necessary

Brasília, September 29, 2005.

GUILHERME JORGE DE RESENDE BRITO
DEPUTY FEDERAL JUDGE OF THE 21st COURT, ACTING JUDGE OF THE 4th COURT.”

3. In light of the exposed, the Company reiterates that Brasil Telecom’s Extraordinary General Shareholders’ Meeting, summoned to replace the members of the Board of Directors and to appoint the President and Vice-President of the Collegiate, must be held, in strict accordance to the dispositions of the respective Summons Notice, and the Notice of Cancellation of the Extraordinary General Shareholders’ Meeting, disclosed by Brasil Telecom S.A. at this date has no legal force and is ineffective.

Brasília/DF, September 29, 2005

Charles Laganá Putz
 Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer